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                             April 21, 2023

       Scott Fisher
       Partner
       Steptoe & Johnson LLP
       1114 Avenue of Americas
       New York, New York 10036

                                                        Re: Sisecam Resources
LP
                                                            Schedule 13E-3/A
filed April 18, 2023
                                                            File No. 5-87613
                                                            color:white;"_
                                                            PRER14C filed April
18, 2023
                                                            File No. 1-36062

       Dear Scott Fisher:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Schedule 13E-3/A and PRER14C filed April 18, 2023

       Recommendation of the GP Board..., page 28

   1. We note the new disclosure here in response to comment 5 in our first comment letter.
                                                        Identify the comparable
recent partnership "buy-in transactions" considered by the GP
                                                        Board in its fairness
determination. Explain how the GP Board considered each, including by identifying the
premiums paid in such transactions.

       Financing of the Merger, page 48

   2. We note the new disclosure here added in response to comment 9 in our first comment letter. Please
additionally provide the disclosure required by Item 1007(d)(1) and (2) of
                                                        Regulation M-A.
 Scott Fisher
Steptoe & Johnson LLP
April 21, 2023
Page 2
General

3. Refer to comment 1 in our first comment letter dated April 10, 2023 and your response by letter dated April 18, 2023. We continue to believe, based on your response and the revised disclosure included on page 48 of the revised information statement, that Mr.
         Ciner is engaged in this going private transaction by virtue of his control of other filers and should be included as a filer on the Schedule 13E-3. Please revise.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Christina Chalk at (202) 551-3263.



FirstName LastNameScott Fisher                                Sincerely,
Comapany NameSteptoe & Johnson LLP
                                                              Division of
Corporation Finance
April 21, 2023 Page 2                                         Office of Mergers
& Acquisitions
FirstName LastName